
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

February 25, 2010
Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On February 25, 2010, MGE Energy, Inc. (the Company) issued a press release announcing its fourth-quarter 2009 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of businesses acquired:
     Not applicable.

(b) Pro forma financial information:
     Not applicable.

(c) Shell company transactions:
     Not applicable.

(d) Exhibits.
     Exhibit No. 99.1: Press release of MGE Energy, Inc., issued on February 25, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrant)

Date: February 25, 2010   /s/ Jeffrey C. Newman
                                        Jeffrey C. Newman
                                        Vice President, Chief Financial Officer,
                                        Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated February 25, 2010

Exhibit No. 99.1: Press release of MGE Energy, Inc., issued on February 25, 2010.

EXHIBIT 99.1

News

MGE Energy Reports Fourth-Quarter Earnings

Madison, Wis., Feb. 25, 2010—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended Dec. 31, 2009, of $13.4 million or 58 cents per share, compared to $11.1 million or 49 cents per share for the same period in the prior year. MGE Energy reported earnings for the twelve months ended Dec. 31, 2009, of $51.0 million or $2.21 per share, compared to $52.8 million or $2.38 per share for the same period in the prior year.

Earnings for the twelve months ended Dec. 31, 2009, were adversely affected by a 3.9% decrease in electric revenue. This decrease reflected lower customer demand primarily as a result of cooler-than-normal weather last summer and the downturn in the economy. According to the National Weather Service, July 2009 was the coolest on record in Madison, where MGE's primary service territory resides. Cooling degree days (a measure for determining the impact of weather during the cooling season) decreased by 32% compared to the prior period.

Earnings for the twelve months ended Dec. 31, 2008, benefited from gains on certain local economic development investments. As a result, MGE Energy recognized one-time pretax gains of $3.1 million for the twelve months ended Dec. 31, 2008.

For the three months ended Dec. 31, 2009, earnings from utility operations increased $2.0 million compared to the prior year. This is primarily due to a 6% reduction in operation and maintenance expenses, a result of efforts by MGE to control costs.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric, generates and distributes electricity to 138,000 customers in Dane County, Wis., and purchases and distributes natural gas to 142,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

MGE Energy Inc.
(In thousands, except per share amounts)
(Unaudited)

Three Months Ended Dec. 31,	**2009**	**2008**	**2007**
Operating revenue	$135,822	$155,453	$142,840
Operating income	$22,546	$19,981	$19,576
Net income	$13,430	$11,064	$11,021
Earnings per share (basic and diluted)	$0.58	$0.49	$0.50
Weighted average shares outstanding (basic and diluted)	23,114	22,460	21,886

Twelve Months Ended Dec. 31,	**2009**	**2008**	**2007**
Operating revenue	$533,819	$595,993	$537,594
Operating income	$84,665	$87,782	$83,667
Net income	$50,997	$52,768	$48,825
Earnings per share (basic and diluted)	$2.21	$2.38	$2.27
Weighted average shares outstanding (basic and diluted)	23,070	22,197	21,520

Contact:
Steve Kraus, Manager - Media Relations
608-252-7907 | skraus@mge.com